FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______


08054473

Commission file number 00100035

A. Full title of the plan and the address of the plan, if different from that of the issue named below:

Advanced Services, Inc. Employee Savings and Retirement Plan
6419 Shelby View Drive
Suite 110
Memphis, TN 38134

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Advanced Services, Inc. Employee Savings and Retirement Plan



By:________________________
Name: Philip Harris
Title: Chief Financial Officer

Dated: June 20, 2008

Exhibit Index

Exhibit No:	Exhibit
23	Consent of the Independent Registered Public Accounting Firm
24	Financial Report



KPMG LLP
345 Park Avenue
New York, NY 10154

Telephone 212 758 9700
Fax 212 758 9819
Internet www.us.kpmg.com

Exhibit 23

Consent of Independent Registered Public Accounting Firm

Advanced Services, Inc.
Employee Savings and Retirement Plan:

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-74415) of the General Electric Company of our report dated June 20, 2008, relating to the statements of net assets available for plan benefits of the Advanced Services, Inc. Employee Savings and Retirement Plan as of December 31, 2007 and 2006 and related statements of changes in net assets available for plan benefits for the years then ended, and the related supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2007, which report appears in the December 31, 2007 annual report on Form 11-K of the Advanced Services, Inc. Employee Savings and Retirement Plan.

KPMG LLP

June 20, 2008

ADVANCED SERVICES, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN

Financial Statements and Supplemental Schedule

December 31, 2007 and 2006

(With Report of Independent Registered Public Accounting Firm Thereon)

ADVANCED SERVICES. INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN

December 31, 2007 and 2006

Table of Contents

[i] Schedules required by Form 5500 that are not applicable have not been included.



KPMG LLP
345 Park Avenue
New York, NY 10154

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
Advanced Services, Inc. Employee Savings and Retirement Plan:

We have audited the accompanying Statements of Net Assets Available for Plan Benefits of the Advanced Services, Inc. Employee Savings and Retirement Plan (the Plan) as of December 31, 2007 and 2006, and the related Statements of Changes in Net Assets Available for Plan Benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Advanced Services, Inc. Employee Savings and Retirement Plan as of December 31, 2007 and 2006, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 20, 2008

ADVANCED SERVICES, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2007 and 2006

	2007	2006
Assets		
Investments at fair value (note 3):	$ 8,650,284	$ 8,059,937
Participant contributions	—	8,386
Employer contributions	—	3,721
Accrued dividends and interest	6,124	16,295
Total assets	8,656,408	8,088,339
Liabilities		
Payable for excess contributions	23,700	16,293
Net assets available for plan benefits	$ 8,632,708	$ 8,072,046

See accompanying notes to financial statements.

ADVANCED SERVICES, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2007 and 2006

	2007	2006
Additions to net assets attributed to:		
Investment income (note 3):		
Net appreciation in fair value of investments	$ 163,123	$ 224,966
Dividends	535,931	598,198
Interest on participant loans	25,290	18,901
Total investment income	724,344	842,065
Contributions:		
Participants	537,139	537,049
Employer	237,612	240,176
Total contributions	774,751	777,225
Total additions	1,499,095	1,619,290
Deductions from net assets attributed to:		
Benefits paid to participants	935,333	800,672
Expenses and loan fees (note 1)	3,100	3,150
Total deductions	938,433	803,822
Net increase	560,662	815,468
Net assets available for plan benefits at:		
Beginning of year	8,072,046	7,256,578
End of year	$ 8,632,708	$ 8,072,046

See accompanying notes to financial statements.

(1) Description of the Plan

The Advanced Services, Inc. Employee Savings and Retirement Plan (the "Plan") is a defined contribution plan covering employees of Advanced Services, Inc. (the "Company"), whose ultimate parent is General Electric Company ("GE"), who have completed six months of consecutive service. The Plan is subject to applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

MG Trust Company, L.L.C. ("MG Trust") is the Plan's custodian and Ascensus, Inc. (formerly BISYS Retirement Services) is the record-keeper.

The following description of the Plan is provided for general information purposes only. The complete terms of the Plan are provided in the Advanced Services, Inc. Employee Savings and Retirement Plan document (the "Plan Document"). Additional Plan information including benefits, investment options, vesting provisions and effects of plan termination is included in Plan handbooks and other material distributed to participants.

Participant Contributions and Investment Options

Participants are permitted to allocate their account balances in increments of 5% to one or more of the following investment options:

a) GE Common Stock Fund – This fund invests primarily in shares of GE Common Stock with a small portion of the fund held in cash or other short-term investments to provide liquidity.

b) GE Money Market Fund – This fund seeks to achieve a high level of current income consistent with the preservation of capital and maintenance of liquidity through investment in short-term, U.S. dollar-denominated money market instruments.

c) GE Institutional Income Fund – This fund seeks maximum income consistent with prudent investment management and the preservation of capital by investing at least 80% of its net assets in debt securities under normal market conditions.

d) GE Institutional International Equity Fund – This fund seeks long-term capital appreciation. The fund invests primarily in securities issued in at least three foreign countries, including both developed and emerging markets. It normally invests in established companies, but it may invest in companies of varying sizes.

e) GE Institutional U.S. Equity Fund – This fund seeks long-term growth of capital. The fund invests primarily in equity securities of U.S. companies. To a lesser extent, the fund may also invest in foreign securities and debt securities.

f) Three funds which seek varying levels of capital growth and/or income:

GE Aggressive Allocation Fund

GE Moderate Allocation Fund

GE Conservative Allocation Fund

These funds primarily invest in underlying equity GE funds such as U.S. Equity, Small-Cap Value Equity, International Equity, Emerging Markets, Fixed Income and High Yield. The funds may invest in various short-term investments, including money market instruments.

g) GE Institutional Premier Growth Equity Fund – The fund seeks long-term capital appreciation and future income. The fund normally invests at least 65% of assets in equity securities. The fund may invest in companies of any size, although it primarily invests in larger companies.

Audited financial statements and prospectuses or other disclosure documents of the registered investment companies are distributed annually to participants.

Effective December 24, 2007, participants may elect to contribute up to 70% of their compensation each year into the Employee Savings component of the Plan subject to limitations imposed by law of their pretax aggregate annual compensation from the Company, as defined in the Plan. Prior to December 24, 2007 participants could elect to contribute up to 17% of their compensation each year. Participants may also contribute amounts as "rollover" provisions representing distributions from other qualified defined benefit or defined contribution plans of a former employer.

All eligible employees who are projected to attain age 50 before the end of the year will be eligible to make catch-up contributions in accordance with certain regulations.

The Internal Revenue Code limits participant pre-tax contributions. The limits for participants under age 50 were generally $15,500 and $15,000 in 2007 and 2006, respectively. For other participants, the 2007 and 2006 limits were generally $20,500 and $20,000, respectively.

Employer Contributions

The Company makes profit sharing contributions to the Employee Savings component of the Plan. During 2007 and 2006, the Company contributed 75% of a participant's eligible contributions or 3% of eligible earnings, whichever was lower. For the Retirement component of the Plan, the Company may, at its discretion, make contributions to the Plan. There were no profit sharing contributions in 2007 and 2006.

Vesting

Participants are fully vested in their contributions to the Plan plus actual earnings thereon. The Plan provides for participants to be 20% vested in Company contributions after completion of one year plus an additional 20% for the completion of each year of service for the following four years. A participant is 100% vested after five years of credited service. Changes to the vesting provisions became effective on January 1, 2008 and are discussed in note 8 (Subsequent Events).

Forfeitures

At December 31, 2007 and 2006 forfeited non-vested amounts (including unrealized appreciation) totaled $26,011 and $79,660, respectively. These forfeitures may be used to reduce future Company contributions or pay Plan expenses. During 2007, forfeitures of $66,341 were used to reduce Company contributions. No forfeitures were used to reduce Company contributions or pay Plan expenses during 2006. Earnings on forfeiture balances were $3,859 and $6,831 in 2007 and 2006, respectively. Additions to forfeiture balances were $8,833 and $15,118 in 2007 and 2006, respectively.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocation of (a) employer matching contributions and (b) earnings. The benefit to which a participant is entitled is the value of the participant's vested account.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 minus their highest outstanding balance of loans from the Company and GE and its subsidiaries (Affiliated Plans) during the past 12 months or 50% of their vested account balance. There is a $50 charge for each loan.

The period of repayment of any loan is up to 4.5 years from the effective date of the loan unless the loan is used to acquire a principal residence for which a term of up to 10 years may be permissible. Loans are secured by the remaining balance in the participant's account and bear interest at an effective annual percentage rate which is 1% above the prime interest rate in effect as of the last business day before the month in which the loan is requested. Repayment, with interest, is made through payroll deductions.

In the event of a loan default, the amount of the outstanding balance will be deducted from any distributions.

Payment of Benefits

Subject to certain limitations, a participant (or designated beneficiary) may withdraw all or a portion of his or her after-tax contributions, including earnings thereon. Generally, before-tax contributions and rollovers may not be withdrawn while employed by the Company prior to age 59 ½. Company contributions may be withdrawn while a participant is employed by the Company prior to age 70 ½. In the case of a hardship, a participant may elect to withdraw, as applicable, all or a portion of pre-tax contributions, including earnings credited thereon. In order to make a hardship withdrawal, a participant must first withdraw the maximum after-tax contributions and nontaxable loans. A participant who makes a hardship withdrawal will be suspended from the Plan for 6 months after the hardship distribution.

On termination of service due to death, disability, or retirement, a participant (or designated beneficiary) may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or a direct rollover. For termination of service for other reasons, a participant may elect to receive the value of the vested interest in his or her account as a lump-sum distribution, or if he or she qualifies, as a direct rollover.

Administrative and Investment Advisory Costs

Expenses related to the administration of the Plan, including record-keeping expenses and Trustee's fees, are liabilities of the Plan and at the Company's election, will be paid by the Plan. For the registered investment companies, investment advisers are reimbursed for cost incurred or receive a management fee for providing investment advisory services. These reimbursed costs and management fees are reflected in the net appreciation (depreciation) in the fair value of investments on the Statement of Changes in Net Assets Available for Plan Benefits.

(2) Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management of the Plan to make estimates and assumptions that affect the reported amount of assets, liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investments

Investments are stated at fair value. GE Common Stock Fund is valued at the New York Stock Exchange closing price. Investments in registered investment companies (mutual funds) are valued at the closing net asset value per share as reported on each business day. Short-term investments and participant loans are valued at cost, which approximates fair value.

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) 157, *Fair Value Measurements*, which defines fair value, establishes a new framework for measuring fair value and expands disclosures about fair value measurements. The change to current generally accepted accounting principles from the application of SFAS 157 relates to the definition of fair value, the methods used to measure fair value and the expanded disclosure about fair value measurements. Broadly, SFAS 157 defines fair value as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 establishes market or observable inputs as the preferred source of values. Management does not believe the adoption of SFAS 157 will materially impact the net assets available for plan benefits, however, additional disclosures will be required about the inputs used to develop measurements and the effect of certain measurements on changes in net assets of the period. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefit payments are recorded when paid to participants.

Expenses

Substantially all expenses related to administration of the Plan are paid by the Company, with the exception of the Plan's loan expenses, which are paid by the Plan's trustee out of the respective participant's investment fund's assets.

ADVANCED SERVICES, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(3) Investments

The following is a summary of the fair values of the Plan's investments at December 31, 2007 and 2006:

		2007			2006	
Short-term investments:						
Cash and cash equivalents	$	42,625		$	39,179	
Common stock:						
GE Common Stock Fund		735,999	*		716,433	*
Mutual funds:						
GE Money Market Fund		1,260,708	*		1,256,828	*
GE Institutional Income Fund		1,159,522	*		1,041,911	*
GE Institutional International Equity Fund		1,192,062	*		921,473	*
GE Institutional U.S. Equity Fund		2,096,274	*		2,174,610	*
GE Aggressive Allocation Fund		307,413			243,066	
GE Moderate Allocation Fund		1,132,115	*		1,073,884	*
GE Conservative Allocation Fund		128,140			99,276	
GE Institutional Premier Growth Equity Fund		225,189			202,677	
Total mutual funds		7,501,423			7,013,725	
Participant loans		370,237			290,600	
Total investments	$	8,650,284		$	8,059,937	

*Investment option representing more than 5% of the Plan's net assets.

During 2007 and 2006, the Plan's investments (including gains and losses on investments bought and sold as well as held during the year) appreciated in value as follows:

		2007		2006
GE Common Stock Fund	$	23,774	$	61,421
Mutual funds		139,349		163,545
Total	$	163,123	$	224,966

Dividends for the years ended December 31, 2007 and 2006 were $535,931 and $598,198, respectively. Interest from participant loans for the years ended December 31, 2007 and 2006 was $25,290 and $18,901, respectively.

(4) Risks and Uncertainties

The Plan offers a number of investments options including GE Common Stock Fund and a variety of mutual funds. The funds invest in U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur (including in the near term) and that such changes could materially affect participant account balances and amounts reported in the Statements of Net Assets Available for Plan Benefits.

The Plan's exposure to a concentration of credit risk is limited by the opportunity to diversify investments across nine participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of GE Common Stock Fund, which primarily invests in a single security.

(5) Related Party Transactions (Parties in Interest)

The record-keeping functions for the underlying investments held by the Plan are performed by Ascensus, Inc. Certain investments of the Plan are shares of mutual funds that are advised by GE Asset Management Incorporated ("GEAM") and distributed by GE Investment Distributors, Inc., affiliates of the Company. GEAM provides investment advisory services for certain investments in the Plan. Another investment in the Plan is an investment fund comprised of shares of common stock issued by GE, the ultimate parent of the Company.

Certain fees paid to related parties for services to the Plan were paid by the Plan or an Affiliated Plan. Mutual fund and collective trust fund operating expenses, which include expenses paid to GEAM and Ascensus, Inc., come out of a fund's assets and are reflected in the fund's share/unit price and dividends.

(6) Income Tax Status

The Internal Revenue Service has notified the Company by a letter dated March 14, 2002, that the Plan is qualified under the appropriate sections of the Internal Revenue Code. The Plan has been amended since that letter was issued. However, Plan management and legal counsel for the Plan have no reason to believe that those amendments have adversely affected the validity of the determination letter.

The portion of a participant's compensation contributed to the Plan as a pre-tax contribution and the Company's matching contributions are not subject to Federal income tax when such contributions are credited to participant accounts, subject to certain limitations. These amounts and any investment earnings may be included in the participant's gross taxable income for the year in which such amounts are withdrawn from the Plan.

(7) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan, to the extent permitted by law, to discontinue contributions and to terminate the Plan in accordance with the provisions of ERISA. If the Plan is terminated or has a partial termination, net assets will be distributed to participants and beneficiaries in proportion to their respective account balances.

(8) Subsequent Events

Effective January 1, 2008, the Plan satisfied the requirements of Sections 401(k)(12) and 401(m)(11) of the Code to qualify as a safe-harbor 401(k) plan.

For Plan years beginning on and after January 1, 2008, a participant shall have fully vested rights to the value attributable to his or her profit sharing contributions. In addition, a Participant shall have fully vested rights at all times to the value of their 401(k) contributions account, safe-harbor company matching and rollover account.

ADVANCED SERVICES, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2007

	Identity of issue, borrower, lessor, or similar party	Description of investments	Number of shares		Fair value
*	MG Trust Company	Cash and cash equivalents	42,625	$	42,625
*	GE Common Stock Fund	Common stock	19,854		735,999
*	GE Money Market Fund	Mutual fund	1,260,708		1,260,708
*	GE Institutional Income Fund	Mutual fund	96,788		1,159,522
*	GE Institutional International Equity Fund	Mutual fund	52,146		1,192,062
*	GE Institutional U.S. Equity Fund	Mutual fund	77,813		2,096,274
*	GE Aggressive Allocation Fund	Mutual fund	22,374		307,413
*	GE Moderate Allocation Fund	Mutual fund	90,569		1,132,115
*	GE Conservative Allocation Fund	Mutual fund	13,170		128,140
*	GE Institutional Premier Growth Equity Fund	Mutual fund	9,286		225,189
*	Participant loans	107 loans to participants with interest rates of 5.00% to 9.25%	—		370,237
				$	8,650,284

* Party in interest as defined by ERISA.

See accompanying Report of Independent Registered Public Accounting Firm.

END